Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2022 Financial Results

March 10, 2023

SHANGRAO, China, March 10, 2023 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Business Highlights

•	Significant year-over-year growth in module shipments in the fourth quarter and full year 2022 on back of strong global demand.
•	At the end of 2022, we became the first module manufacturer in the world to have delivered a total of 130GW solar modules.
•	In December 2022, our high-efficiency N-Type monocrystalline silicon solar cell set a new record with maximum conversion efficiency of 26.4%, exceeding the record of 26.1% we set in October 2022.
•	At the end of 2022, the mass production efficiency of N-type TOPCon cells reached 25.1%, and the integrated cost of N-type modules was close to that of P-type modules.
•	N-type module shipments of approximately 7GW in the fourth quarter helped us achieve the 10GW target we set for the full year 2022.

Fourth Quarter 2022 Operational and Financial Highlights

•	Quarterly shipments were 16,802 MW (16,020 MW for solar modules, and 782 MW for cells and wafers), up 54.8% sequentially, and up 73.3% year-over-year.
•	Total revenues were RMB30.40 billion (US$4.41 billion), up 55.8% sequentially and up 85.5% year-over-year. The sequential and year-over-year increases were mainly attributable to an increase in the shipment of solar modules. Gross profit was RMB4.28 billion (US$620.0 million), up 39.2% sequentially and up 61.7% year-over-year.
•	Gross margin was 14.1%, compared with 15.7% in Q3 2022 and 16.1% in Q4 2021. The sequential and year-over-year decreases were mainly due to an increase in the cost of silicon.
•	Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB709.7 million (US$102.9 million), compared with RMB549.8 million in Q3 2022 and RMB239.5 million in Q4 2021.
•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders, which excludes the impact from (i) a change in fair value of the convertible senior notes (the “Notes”), (ii) a change in fair value of long-term investment and (iii) the share based compensation expenses, was RMB312.4 million (US$45.3 million), compared with RMB427.5 million in Q3 2022 and RMB234.6 million in Q4 2021.
•	Basic and diluted earnings per ordinary share were RMB3.53 (US$0.51) and RMB1.46 (US$0.21), respectively. This translates into basic and diluted earnings per ADS of RMB14.11 (US$2.05) and RMB5.83 (US$0.85), respectively.

Full Year 2022 Operational and Financial Highlights

•	Annual shipments were 46,580 MW (including 44,520 MW for solar modules, and 2,060 MW for cells and wafers), up 84.5% year over year.
•	Total revenues were RMB83.53 billion (US$12.11 billion), up 104.6% year over year. The year-over-year increases were mainly attributable to an increase in the shipment of solar modules.
•	Gross profit was RMB12.35 billion (US$1.79 billion), up 85.4% year over year.
•	Gross margin of 14.8%, compared with 16.3% in full year of 2021. The decrease was mainly due to an increase in the cost of silicon.
•	Income from operations of RMB461.0 million (US$66.8 million), down 58.2% year over year.
•	Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB665.2 million (US$96.4 million), down 7.7% year over year.
•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders, which excludes the impact from (i) a change in fair value of the “Notes”, (ii) a change in fair value of long-term investment and (iii)the share based compensation expenses, was RMB1.44 billion (US$208.3 million), up 1.7 times year over year.
•	Basic and diluted earnings per ordinary share were RMB3.36 (US$0.49) and RMB3.32 (US$0.48), respectively. This translates into basic and diluted earnings per ADS of RMB13.44 (US$1.95) and RMB13.28 (US$1.93), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman and Chief Executive Officer, commented, “We closed a challenging 2022 with satisfactory results as we delivered strong operational and financial performance in the fourth quarter. Leveraging our outstanding global supply chain management and marketing network, our total shipments and total revenue increased significantly year over year. At the end of 2022, we became the first in the industry to reach the milestone of delivering a total of 130GW solar modules. Throughout the year, as raw material costs continued to rise, we continued to optimize our cost structure relentlessly through technical advancement and manufacturing process improvement, which partially relieved the pressure on profitability. Annual shipments of high-efficiency premium N-type products exceeded 10 GW, further optimizing our product mix and gradually improving our profitability. Net income was approximately US$102.9million, up 29.1% sequentially, and nearly tripling year-over-year.

Throughout 2022, the growth in demand for solar products did not slow down despite the compounded challenges in the industry such as the surge in raw material costs, pandemic disruption and macroeconomic uncertainties. In particular, the energy crisis triggered by the Russia-Ukraine conflict caused prices of traditional energy to rise quickly and PV remained the optimum solution for countries to achieve energy transformation, because of its low-carbon footprint and economic advantages. Global PV demand in 2022 was approximately 320GWdc to 330GWdc, up about 50% year-over-year. Even in the more price-sensitive Chinese market, newly added installations grew by 59.3% year over year to reach 87.4 GWac (approximately 105GWdc), and distributed installations grew by nearly 75% year over year.

At the end of December, because of a seasonal unbalance between polysilicon supply and demand for PV products, combined with inventory adjustments across the supply chain, prices of polysilicon, wafers, cells and modules fluctuated, and this volatility led some downstream customers to pause orders. Since February 2022, polysilicon prices have rebounded and pricing games between the upstream and downstream of the solar industrial chain have to some extent impacted market sentiment. With polysilicon supply sufficient to support module demand throughout 2023, we believe the short-term rise in polysilicon prices will not last and instead a decline in polysilicon prices will drive down module prices and improve the economics of PV projects. We expect the market demand for PV products to continue to increase in 2023.

During the fourth quarter, as the industrial chain remained volatile, we continued to enhance operation management including strictly controlling inventories and flexibly adjusting production scheduling and volumes. The second phase of 8 GW TOPCon cell capacity in Hefei reached full production in the fourth quarter of 2022 and the second phase of 11 GW TOPCon cell capacity in Jianshan is expected to reach full production in March 2023. With our 35 GW of cell capacity gradually reaching full production, our integrated capacity structure continues to optimize, which will lower our blended costs.

In December, our high-efficiency N-Type monocrystalline silicon solar cell set a new record with maximum conversion efficiency of 26.4%. At the end of 2022, the mass-produced efficiency of our TOPCon cell capacity that has reached full production reached 25.1%, bringing the integrated cost of N-type products almost on par with P-type products. We are a preferred supplier of N-type products for global clients thanks to our well-established global marketing footprint and technological advantage. At the end of 2022, we became the first module manufacturer in the world to ship over 10 GW of N-type products. Our strategy to embrace N-type technology early and lead its development is paying off and many industry players are now following in our path. Leveraging our accumulated experience in mass production and marketing, the proportion of our N-type shipments of our total module shipments is expected to further increase in 2023. We are confident that we will maintain our leading position in terms of R&D, mass-produced efficiency and production capacity.

By the end of 2023, mass production efficiency of TOPCon cells is expected to reach 25.8%.We are optimistic about the growth potential for the PV market in the mid- and long-term and will continue to invest in developing N-type capacity which is now competitive in terms of technology and cost. By the end of 2023, we expect our annual production capacity for mono wafers, solar cells and solar modules to reach 75GW, 75GW and 90GW, respectively. We expect our module shipments to be in the range of 11.0 GW to 13.0 GW for the first quarter of 2023 and 60.0 GW to 70.0 GW for the full year 2023.”

Fourth Quarter 2022 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2022 were RMB30.40 billion (US$4.41 billion), an increase of 55.8% from RMB19.52 billion in the third quarter of 2022 and an increase of 85.5% from RMB16.39 billion in the fourth quarter of 2021. The sequential and year-over-year increases were mainly attributable to an increase in the shipment of solar modules due to increasing demand in the global market.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2022 was RMB4.28 billion (US$620.0million), compared with RMB3.07 billion in the third quarter of 2022 and RMB2.64 billion in the fourth quarter of 2021.

Gross margin was 14.1% in the fourth quarter of 2022, compared with 15.7% in the third quarter of 2022 and 16.1% in the fourth quarter of 2021. The sequential and year-over-year decreases were mainly due to an increase in the cost of silicon.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2022 was RMB646.2 million (US$93.7 million), compared with RMB63.1 million in the third quarter of 2022 and RMB485.8 million in the fourth quarter of 2021.

Operating profit margin was 2.1% in the fourth quarter of 2022, compared with 0.3% in the third quarter of 2022 and 3.0% in the fourth quarter of 2021.

Total operating expenses in the fourth quarter of 2022 were RMB3.63 billion (US$526.4 million), an increase of 20.7% from RMB3.01 billion in the third quarter of 2022 and an increase of 68.2% from RMB2.16 billion in the fourth quarter of 2021. The sequential and year-over-year increases were mainly attributable to an increase in shipping costs for solar modules and an increase in impairment loss on property, plant and equipment.

Total operating expenses accounted for 11.9% of total revenues in the fourth quarter of 2022, compared to 15.4% in the third quarter of 2022 and 13.2% in the fourth quarter of 2021.

Interest Expenses, Net

Net interest expenses in the fourth quarter of 2022 were RMB111.7 million (US$16.2 million), a decrease of 13.2% from RMB128.7 million in the third quarter of 2022 and a decrease of 22.6% from RMB144.4 million in the fourth quarter of 2021. The sequential and the year-over-year decrease were mainly due to an increase in interest income.

Subsidy Income

Subsidy income in the fourth quarter of 2022 was RMB94.0 million (US$13.6 million), compared with RMB225.3 million in the third quarter of 2022 and RMB109.6 million in the fourth quarter of 2021. The sequential and year-over-year changes were mainly attributable to the changes in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB35.0 million (US$5.1 million) in the fourth quarter of 2022, compared to a net exchange gain of RMB520.3 million in the third quarter of 2022 and a net exchange loss of RMB10.5 million in the fourth quarter of 2021. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the fourth quarter of 2022.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a gain from a change in fair value of the Notes of RMB396.8 million (US$57.5 million) in the fourth quarter of 2022, compared to a gain of RMB233.0 million in the third quarter of 2022 and a gain of RMB9.5 million in the fourth quarter of 2021. The changes were primarily due to a decrease in the Company’s stock price in the fourth quarter of 2022.

Change in Fair Value of Long-term Investment

The Company acquired a 2.56% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment. The Company recognized a gain from change in fair value of RMB101.9 million (US$14.8 million) in the fourth quarter of 2022.

Equity in Earnings of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted for using the equity method. The Company recorded equity in gain of affiliated companies of RMB148.5 million(US$21.5 million) in the fourth quarter of 2022, compared with gain of RMB38.9 million in the third quarter of 2022 and gain of RMB3.5 million in the fourth quarter of 2021. The fluctuation of equity in gain of affiliated companies primarily arose from the net gain incurred by an affiliate company.

Income Tax Expense

The Company recorded an income tax expense of RMB239.4 million (US$34.7 million) in the fourth quarter of 2022, compared with an income tax expense of RMB150.8 million in the third quarter of 2022 and an income tax expense of RMB126.9 million in the fourth quarter of 2021.

Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB357.8 million (US$51.9 million) in the fourth quarter of 2022, compared with RMB247.8 million in the third quarter of 2022 and RMB84.4 million in the fourth quarter of 2021. The sequential increase was mainly attributable to the increase of net income of the Company’s major subsidiary, Jinko Solar Co., Ltd (“Jiangxi Jinko”), and the year-over-year increase was mainly attributable to the increase of non-controlling interests after Jiangxi Jinko completed its initial public offering (“IPO”) and started trading on Shanghai Stock Exchange’s Sci-Tech innovation board on January 26, 2022. After the IPO, the Company holds approximately 58.62% equity interest in Jiangxi Jinko. Ownership of non-controlling interests in Jiangxi Jinko increased from 26.72% to 41.38% due to the IPO.

Net Income and Earnings per Share

Net income attributable to the JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB709.7 million (US$102.9 million) in the fourth quarter of 2022, compared with RMB549.8 million in the third quarter of 2022 and RMB239.5 million in the fourth quarter of 2021. Excluding the impact from (i)a change in fair value of the Notes (ii) a change in fair value of the long-term investment and (iii)the share based compensation expenses, the adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB312.4 million (US$45.3 million), compared with RMB427.5 million in the third quarter of 2022 and RMB234.6 million in the fourth quarter of 2021.

Basic and diluted earnings per ordinary share were RMB3.53 (US$0.51) and RMB1.46 (US$0.21), respectively, in the fourth quarter of 2022, compared to RMB2.74 and RMB1.60, respectively, in the third quarter of 2022, and RMB1.26 and RMB1.04, respectively, in the fourth quarter of 2021. As each ADS represents four ordinary shares, this translates into basic and diluted earnings per ADS of RMB14.11 (US$2.05) and RMB5.83 (US$0.85), respectively in the fourth quarter of 2022; RMB10.97 and RMB6.39, respectively, in the third quarter of 2022; and RMB5.02 and RMB4.16, respectively, in the fourth quarter of 2021.

Financial Position

As of December 31, 2022, the Company had RMB11.32 billion (US$1.64 billion) in cash and cash equivalents and restricted cash, compared with RMB8.92 billion as of December 31, 2021.

As of December 31, 2022, the Company’s accounts receivables due from third parties were RMB17.09 billion (US$2.48 billion), compared with RMB7.47 billion as of December 31, 2021.

As of December 31, 2022, the Company’s inventories were RMB17.09 billion (US$2.48 billion), compared with RMB13.25 billion as of December 31, 2021.

As of December 31, 2022, the Company’s total interest-bearing debts were RMB27.16 billion (US$3.94 billion), compared with RMB25.63 billion as of December 31, 2021.

Full Year 2022 Financial Results

Total Revenues

Total revenues for full year 2022 were RMB83.53 billion (US$12.11 billion), an increase of 104.6% from RMB40.83 billion for full year 2021. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules due to increasing demand in the global market.

Gross Profit and Gross Margin

Gross profit for full year 2022 was RMB12.35 billion (US$1.79 billion), an increase of 85.4% from RMB6.66 billion for full year 2021. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules in 2022.

Gross margin was 14.8% for the full year 2022, compared with 16.3% for the full year 2021. The year-over-year decrease was mainly attributable to an increase in the material cost of solar modules.

Income from Operations and Operating Margin

Income from operations for full year 2022 was RMB461.0 million (US$66.8 million), compared with RMB1.10 billion for full year 2021. Operating margin for full year 2022 was 0.6%, compared with 2.7% for full year 2021.

Total operating expenses for full year 2022 were RMB11.89 billion (US$1.72 billion), an increase of 113.9% from RMB5.56 billion for full year 2021. As a percentage of total revenues, operating expenses accounted for 14.2% for full year 2022, compared with 13.6% for full year 2021. The increase in total operating expenses was primarily due to (i) an increase in shipping cost, (ii) an increase in impairment loss and FA disposal of property, plant and equipment and (iii) an increase in share-based compensation expenses.

Interest Expense, Net

Net interest expense for full year 2022 was RMB490.7 million (US$71.1 million), a decrease of 21.4% from RMB624.0 million for full year 2021. The decrease was mainly due to an increase in interest income.

Subsidy Income

Subsidy income for full year 2022 was RMB1.09 billion (US$158.0 million), compared with RMB465.7 million for full year 2021. The year over year increase was mainly attributable to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB857.4 million (US$124.3 million) for full year 2022 due primarily to appreciation of US dollars against RMB. The Company recorded a net exchange loss of RMB47.8 million for full year 2021. The year-over-year changes were mainly due to the fluctuation in the Company’s stock price as well as exchange rate fluctuation of US dollars against RMB in 2022.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued the Notes in May 2019 and has elected to measure them at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a loss from a change in fair value of the Notes of RMB12.1 million (US$1.8 million) for full year 2022, compared to a gain of RMB191.6 million for full year 2021. The changes in 2022 was primarily due to the change in the Company’s stock price in 2022.

Change in Fair Value of Long-term Investment

The Company acquired a 2.56% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment. The Company recognized a gain from change in fair value of RMB101.9 million (US$14.8 million) in 2022.

Equity in Income of Affiliated Companies

The Company indirectly holds a 20% equity interest of Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted using the equity method. The Company recorded equity in income of affiliated companies of RMB193.7 million (US$28.1 million) in 2022, compared with a gain of RMB59.8 million in 2021. The gain primarily arose from the net gain incurred by an affiliate company.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB579.2 million (US$84.0 million) in 2022, compared with an income tax expense of RMB194.1 million in 2021.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders in 2022 was RMB665.2 million (US$96.4million), compared with a net income of RMB721.0 million in 2021. Excluding the impact from (i)a change in fair value of the Notes (ii) a change in fair value of the long-term investment and (iii)the share based compensation expenses, the adjusted net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders was RMB1.44 billion (US$208.3 million), compared with RMB538.7 million in 2021.

Basic and diluted earnings per share for full year 2022 were RMB3.36 (US$0.49) and RMB3.32 (US$0.48), respectively, compared to RMB3.78 and RMB2.01 for full year 2021. This translates into basic and diluted earnings per ADS of RMB13.44 (US$1.95) and RMB13.28 (US$1.93), respectively for full year 2022, compared to RMB15.12 and RMB8.02 for full year 2021.

Fourth Quarter and Full Year 2022 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 16,802 MW in the fourth quarter of 2022, including 16,020 MW for solar module shipments and 782 MW for cell and wafer shipments.

Total shipments in the full year 2022 were 46,580 MW, including 44,520 MW for solar module shipments and 2,060 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

35GW N-type TOPCon cells capacity started production in 2022. With this 35GW capacity ramping up and releasing in the coming quarters, we expect our integrated capacity structure to constantly improve and our cost structure to further optimize. N-type Tiger Neo modules continue to demonstrate a competitive premium and cost advantages over P-type modules. The proportion of N-type modules shipments of our total module shipments is expected to reach 60% in 2023, as we see very strong demand for high-efficiency products from a growing number of markets and customers. We will continue to maintain our leading position in N-type modules through technology iteration, improvement in mass production capability, and cost optimization.

First Quarter and Full Year 2023 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the first quarter of 2023, the Company expects its module shipments to be in the range of 11.0 GW to 13.0 GW. For full year 2023, the Company estimates its module shipments to be in the range of 60.0 GW to 70.0 GW.

Solar Products Production Capacity

JinkoSolar expects its annual production capacity for mono wafer, solar cell and solar module to reach 75.0 GW, 75.0 GW and 90.0 GW, respectively, by the end of 2023.

Recent Business Developments

•	In November 2022, the maximum solar conversion efficiency of JinkoSolar’s 182 mm N-type module reached a new record of 23.86%.
•	In November 2022, Jiangxi Jinko announced that it will supply approximately 522 MW of Tiger Neo 78 Cell modules for Phase l of the Santa Luzia Complex Project in Paraíba State, Brazil.
•	In December 2022, JinkoSolar’s 182 mm high-efficiency N-type monocrystalline silicon solar cell set a new record, achieving a maximum solar conversion efficiency of 26.4% for its 182 mm and above large-size monocrystalline silicon TOPCon solar cell.
•	In December 2022, JinkoSolar won the Harvard Business Review Global Chinese Edition “ESG Innovator of 2022.”
•	In January 2023, JinkoSolar revealed its Second Generation Tiger Neo panel family.

In February 2023, Jiangxi Jinko published certain preliminary unaudited financial results for the full year ended December 31, 2022.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Friday, March 10, 2023 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10029354-lm2wts.html

It will automatically direct you to the registration page of “JinkoSolar Fourth Quarter and Fiscal Year 2022 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 17, 2023. The dial-in details for the replay are as follows:

International: +61 7 3107 6325

U.S.:       +1 855 883 1031

Passcode: 10029354

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar has 14 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, UAE, and Denmark, and global sales teams in China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of December 31, 2022.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2022, which was RMB6.8972 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the year ended
	Dec 31, 2021	Sep 30, 2022	Dec 31, 2022		Dec 31, 2021	Dec 31, 2022
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues from third parties	16,361,236	19,418,227	30,319,493	4,395,913	40,794,759	83,195,673	12,062,239

Revenues from related parties	26,472	101,089	84,133	12,198	31,763	333,195	48,309

Total revenues	16,387,708	19,519,316	30,403,626	4,408,111	40,826,522	83,528,868	12,110,548

Cost of revenues	(13,743,415)	(16,447,649)	(26,127,056)	(3,788,067)	(34,168,686)	(71,182,245)	(10,320,455)

Gross profit	2,644,293	3,071,667	4,276,570	620,044	6,657,836	12,346,623	1,790,093

Operating expenses:
Selling and marketing	(1,117,473)	(1,980,508)	(2,290,925)	(332,153)	(2,856,464)	(7,278,444)	(1,055,275)
General and administrative	(776,137)	(823,679)	(896,601)	(129,995)	(1,963,562)	(3,508,678)	(508,710)
Research and development	(114,549)	(201,690)	(228,399)	(33,115)	(461,590)	(724,769)	(105,082)
Impairment of long-lived assets	(150,308)	(2,662)	(214,473)	(31,096)	(273,713)	(373,732)	(54,186)
Total operating expenses	(2,158,467)	(3,008,539)	(3,630,398)	(526,359)	(5,555,329)	(11,885,623)	(1,723,253)

Income from operations	485,826	63,128	646,172	93,685	1,102,507	461,000	66,840
Interest expenses, net	(144,420)	(128,749)	(111,716)	(16,197)	(624,029)	(490,703)	(71,145)
Subsidy income	109,636	225,336	94,048	13,636	465,685	1,089,435	157,953
Exchange gain/(loss)	(127,483)	650,466	(20,173)	(2,925)	(355,499)	1,025,891	148,740
Change in fair value of commodity futures	-	(2,554)	350	51	-	(5,837)	(846)
Change in fair value of foreign exchange derivatives	116,993	(130,196)	55,182	8,001	307,689	(168,519)	(24,433)
Change in fair value of Long-term Investment	-	-	101,871	14,770	-	101,871	14,770
Change in fair value of convertible senior notes and call option	9,540	232,961	396,794	57,530	191,641	(12,083)	(1,752)
Other income/(loss), net	(2,865)	(888)	(4,136)	(600)	1,911	7,408	1,074
Income before income taxes	447,227	909,504	1,158,392	167,951	1,089,905	2,008,463	291,201
Income tax expenses	(126,872)	(150,775)	(239,356)	(34,703)	(194,140)	(579,242)	(83,982)
Equity in earnings of affiliated companies	3,471	38,904	148,475	21,527	59,809	193,708	28,085
Net income	323,826	797,633	1,067,511	154,775	955,574	1,622,929	235,304
Less: Net income attributable to non-controlling interests	(84,359)	(247,811)	(357,841)	(51,882)	(234,554)	(957,772)	(138,864)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	239,467	549,822	709,670	102,893	721,020	665,157	96,440

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share:
Basic	1.26	2.74	3.53	0.51	3.78	3.36	0.49
Diluted	1.04	1.60	1.46	0.21	2.01	3.32	0.48

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS:
Basic	5.02	10.97	14.11	2.05	15.12	13.44	1.95
Diluted	4.16	6.39	5.83	0.85	8.02	13.28	1.93

Weighted average ordinary shares outstanding:
Basic	190,775,385	200,494,033	201,189,189	201,189,189	190,672,869	198,004,260	198,004,260
Diluted	205,838,968	219,038,845	219,240,028	219,240,028	205,719,772	200,408,494	200,408,494

Weighted average ADS outstanding:
Basic	47,693,846	50,123,508	50,297,297	50,297,297	47,668,217	49,501,065	49,501,065
Diluted	51,459,742	54,759,711	54,810,007	54,810,007	51,429,943	50,102,123	50,102,123

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	323,826	797,633	1,067,511	154,775	955,574	1,622,929	235,304
Other comprehensive income/(loss):
-Unrealized gain/(loss) on available-for-sale securities	-	1,638	(665)	(96)	-	973	141
-Foreign currency translation adjustments	(107,654)	185,181	(101,240)	(14,678)	(67,732)	270,979	39,288
-Change in the instrument-specific credit risk	(15,948)	48,293	(6,265)	(908)	41,972	100,158	14,522
Comprehensive income/(loss)	200,224	1,032,745	959,341	139,093	929,814	1,995,039	289,255
Less: Comprehensive income attributable to non-controlling interests	(84,359)	(339,109)	(341,355)	(49,492)	(234,553)	(1,093,235)	(158,504)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	115,865	693,636	617,986	89,601	695,261	901,804	130,751

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2021	Dec 31, 2022
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	8,321,415	10,372,700	1,503,900
Restricted cash	602,044	948,254	137,484
Restricted short-term investments	9,261,918	8,945,271	1,296,942
Short-term investments	150,000	-	-
Accounts receivable, net - related parties	29,417	142,218	20,620
Accounts receivable, net - third parties	7,471,103	17,088,558	2,477,608
Notes receivable, net - related parties	-	282,824	41,006
Notes receivable, net - third parties	1,689,102	6,697,096	970,988
Advances to suppliers, net - related parties	-	56,860	8,244
Advances to suppliers, net - third parties	1,536,155	3,271,284	474,292
Inventories, net	13,252,352	17,085,895	2,477,222
Forward contract receivables	73,532	119,625	17,344
Prepayments and other current assets, net - related parties	17,348	23,105	3,350
Prepayments and other current assets, net	2,435,056	3,273,121	474,558
Held-for-sale assets	684,631	-	-
Available-for-sale securities	-	104,499	15,151
Total current assets	45,524,074	68,411,310	9,918,709

Non-current assets:
Restricted cash	1,204,697	1,328,680	192,640
Accounts receivable, net - third parties	27,624	-	-
Long-term investments	633,866	1,711,072	248,083
Property, plant and equipment, net	19,969,894	32,290,088	4,681,623
Land use rights, net	1,090,057	1,319,411	191,297
Intangible assets, net	55,484	191,613	27,781
Financing lease right-of-use assets, net	628,592	558,407	80,961
Operating lease right-of-use assets, net	438,271	396,966	57,555
Deferred tax assets	371,767	704,244	102,106
Advances to suppliers to be utilised beyond one year	296,709	310,375	45,000
Other assets, net - related parties	3,292	52,363	7,592
Other assets, net - third parties	2,739,159	1,421,669	206,123
Total non-current assets	27,459,413	40,284,888	5,840,761

Total assets	72,983,487	108,696,198	15,759,470

LIABILITIES
Current liabilities:
Accounts payable - related parties	15,863	-	-
Accounts payable - third parties	6,799,854	10,378,076	1,504,680
Notes payable - related parties	-	365,500	52,993
Notes payable - third parties	12,072,223	20,258,323	2,937,181
Accrued payroll and welfare expenses	1,240,791	2,035,931	295,182
Advances from related parties	-	3,829	555
Advances from third parties	5,914,354	9,220,267	1,336,813
Income tax payable	214,856	737,735	106,962
Other payables and accruals	4,844,083	9,216,355	1,336,248
Other payables due to related parties	2,230	5,964	865
Forward contract payables	2,659	63,137	9,154
Financing lease liabilities - current	194,939	168,381	24,413
Operating lease liabilities - current	62,515	65,489	9,495
Short-term borrowings from third parties, including current portion of long-term bank borrowings	13,339,367	11,602,651	1,682,226
Guarantee liabilities to related parties	2,500	-	-
Held-for-sale liabilities	553,234	-	-
Deferred revenue	200,000	-	-
Total current liabilities	45,459,469	64,121,638	9,296,767

Non-current liabilities:
Long-term borrowings	9,896,455	13,839,314	2,006,512
Convertible senior notes	1,098,736	1,070,699	155,237
Accrued warranty costs - non current	858,641	1,422,276	206,211
Financing lease liabilities	236,374	69,881	10,131
Operating lease liabilities	385,420	339,885	49,279
Deferred tax liability	183,003	168,771	24,469
Long-term Payables	568,495	601,759	87,247
Guarantee liabilities to related parties - non current	9,642	-	-
Total non-current liabilities	13,236,766	17,512,585	2,539,086

Total liabilities	58,696,235	81,634,223	11,835,853

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 193,770,753 and 204,135,029 shares issued as of December 31, 2021 and December 31, 2022, respectively)	26	28	4
Additional paid-in capital	5,617,923	9,912,931	1,437,240
Accumulated other comprehensive income	(154,375)	217,734	31,568
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2021 and December 31, 2022	(43,170)	(43,170)	(6,259)
Accumulated retained earnings	5,629,377	6,294,534	912,621

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	11,049,781	16,382,057	2,375,174

Non-controlling interests	3,237,471	10,679,918	1,548,443

Total shareholders’ equity	14,287,252	27,061,975	3,923,617

Total liabilities and shareholders’ equity	72,983,487	108,696,198	15,759,470

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SOURCE JinkoSolar Holding Co., Ltd.